October 18, 2019

Jason Zhang
Chief Financial Officer
Phoenix Tree Holdings Ltd
Room 212, Chao Yang Shou Fu
8 Chao Yang Men Nei Street
Dongcheng District, Beijing 100010
People's Republic of China

       Re: Phoenix Tree Holdings Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 4, 2019
           CIK No. 0001785154

Dear Mr. Zhang:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1 filed on October 4, 2019

Key Operating Metrics, page 20

1. We note your inclusion of the measure average revenues per unit per month. Please consider revising the term revenues to describe the measure as it does not account for any vacancies or bad debts and therefore does not appear to be reflective of your actual revenues.
2. We note your inclusion of the measure average leasing cost per unit per month. Please clarify what given period these leasing costs are calculated over and please also specify whether or not this measure contemplates all costs associated with the units from the time they were first leased by you. To the extent there are any costs not contemplated in this
 Jason Zhang
Phoenix Tree Holdings Ltd
October 18, 2019
Page 2
      measure, either because they were incurred in a period prior to the given period or for any other reason, please explain in your response.
Risk Factor
Our business requires significant capital to expand our apartment network, page
23

3. We note your response to prior comment 8 and your revised disclosure that 30.2%, 46.8%
      and 37.3% of your residents terminated their leases early in 2017, 2018 and the six months ended June 30, 2019, respectively. Please consider revising your risk factor and MD&A liquidity disclosure to quantify the amount you have returned for the periods presented, if material.
Liquidity and Capital Resources, page 101

4. We have reviewed your revised disclosure in response to comment 8, and note that there has been a substantial decrease in the percentage of tenants who have opted to utilize rent financing to prepay rents for their lease term in each period presented. We also note that prepaid rents from rent financing is one of your primary sources of liquidity. Please provide a discussion of this downward trend, its causes, and the impact you expect it will have on your prospective liquidity.
       You may contact Eric Mcphee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff
Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-
3673 or Sonia Barros at (202) 551-3655 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Zhang
                                                            Division of
Corporation Finance
Comapany NamePhoenix Tree Holdings Ltd
                                                            Office of Real
Estate & Construction
October 18, 2019 Page 2
cc:       Chris Lin
FirstName LastName